Filed by Diversa Corporation Pursuant to Rule 425
Under the Securities Act of 1933, as Amended
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934, as Amended
Subject Company: Diversa Corporation
Exchange Act File No. 000-29173

This filing relates to a public announcement by Diversa Corporation (“Diversa”). Diversa recently executed an Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa, Concord Merger Sub, Inc., Celunol Corp. (“Celunol”) and William Lese, as the representative of Celunol’s stockholders.

Additional Information about the Merger and Where to Find It

On March 19, 2007, Diversa filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials, because they contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions are included in the proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Diversa is also included in Diversa’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2006. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

Diversa issued the following press release on March 16, 2007.

NEWS RELEASE

Diversa Reports Financial Results for the Quarter and Year Ended December 31, 2006

Company Achieved 61% Increase in Product Revenue Over 2005

SAN DIEGO, CA, March 16, 2007 – Diversa Corporation (NASDAQ: DVSA), a leader in the development of high-performance specialty enzymes, today reported financial results for the quarter and year ended December 31, 2006. Revenue for the year ended December 31, 2006 was $49.2 million, compared to revenue of $54.3 million in 2005. The net loss for the year, including restructuring and non-cash stock based compensation charges of $17.7 million, was $39.3 million, or $0.85 per share, compared to a net loss of $89.7 million, or $2.04 per share, in 2005, which included a non-cash impairment charge of $45.7 million. Product-related revenue was $15.9 million in 2006, representing a 61% increase over product-related revenue of $9.8 million in 2005. This increase resulted primarily from increased sales of Phyzyme™ Phytase sold through the Company’s partnership with Danisco Animal Nutrition.

Revenue for the quarter ended December 31, 2006 was $14.8 million, compared to revenue of $14.5 million for the fourth quarter of 2005. Product-related revenue for the quarter ended December 31, 2006 was $5.3 million, compared to product revenue of $3.7 million in the fourth quarter of 2005. The net loss for the quarter was $6.1 million, or $0.13 per share, compared to a net loss of $54.7 million, or $1.23 per share, in the fourth quarter of 2005, which included a non-cash impairment charge of $45.7 million. At December 31, 2006, the Company had cash, cash equivalents, and short-term investments totaling $51.9 million.

The decrease in total revenue for the year ended December 31, 2006, when compared to 2005, resulted primarily from the Company’s corporate strategy to de-emphasize grant revenue and certain collaborations that were not strategic to its three focus areas of biofuels, specialty industrial processes, and health and nutrition. As a result, total revenues decreased 9% compared to the year ended December 31, 2005, while product-related revenue increased 61% over the same period. Revenues have historically fluctuated from period to period and will likely continue to fluctuate in the future based upon the timing and composition of funding under existing and future collaboration agreements and grants, the expected increase in product sales based upon new product introductions, and regulatory approval timelines.

The decrease in net loss from the previous year was primarily due to a restructuring, announced January 5, 2006, which focused the Company’s resources on products with the greatest near-term opportunities, reduced its workforce, and consolidated its facilities. The Company recognized restructuring charges of approximately $12.0 million in 2006 related to employee separation and facilities consolidation costs.

In February of 2007, Diversa entered into an agreement to merge with Celunol Corp. to create what Diversa believes would be the first company with integrated, end-to-end technologies to convert cellulosic biomass into fuel ethanol. In addition to accelerating the Company’s strategy to pursue vertical integration within the biofuels industry, the Company expects that the proposed merger has the potential to enhance Diversa’s existing enzyme business by providing access to a cellulosic ethanol pilot plant and other downstream assets and capabilities to accelerate Diversa’s development of novel enzymes and enzyme cocktails for the production of cellulosic ethanol. Subject to receiving required regulatory and stockholder approvals, the merger is expected to be completed by the end of the second quarter of 2007.

“In 2006, Diversa substantially increased product revenues and practiced fiscal discipline, all of which helped to produce a significantly reduced net loss,” commented Edward T. Shonsey, Diversa’s chief executive officer. “We continued to rebalance our resources and developed a more focused business strategy. In early 2007, we announced that we would explore additional opportunities in the biofuels market where we believe the potential for significant breakout opportunities exist and then subsequently announced our agreement to merge with Celunol Corp. in order to accelerate this vertical integration strategy. Near-term, we expect to concentrate on:

•	Expanding the marketing and sales of our Fuelzyme™-LF enzyme for more efficient grain ethanol production;
•	Continuing to market our Purifine™ enzyme for enhanced processing of both edible oils and biodiesel fuels;
•

Making significant progress in our cellulosic ethanol programs, including using vertical integration as a means to accelerate enzyme development and logistics for the production of cellulosic ethanol; and

•	Successful completion of our merger with Celunol Corp.”

About Diversa

Since 1994, San Diego-based Diversa Corporation has pioneered the development of high-performance specialty enzymes. Diversa possesses the world’s broadest array of enzymes derived from bio-diverse environments as well as patented DirectEvolution® technologies. Diversa customizes enzymes for manufacturers within the biofuels, industrial, and health and nutrition markets to enable higher throughput, lower costs, and improved environmental outcomes. On February 12, 2007, Diversa entered into a merger agreement with Celunol Corp. pursuant to which a wholly owned subsidiary of Diversa will merge with and into Celunol, with Celunol as the surviving corporation, becoming a wholly owned subsidiary of Diversa. The proposed merger transaction is subject to customary closing conditions, including receipt of certain regulatory approvals and the approval of the stockholders of Diversa and Celunol. For more information, please visit www.diversa.com.

Additional Information about the Diversa/Celunol Merger and Where to Find It

Diversa Corporation intends to file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger transaction. Investors and security holders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials when they become available, because they will contain important information about Diversa, Celunol, and the proposed merger transaction. Investors may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at http://www.sec.gov. A free copy of the proxy statement/prospectus, when it becomes available, may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn. Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at http://www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed transaction. Information regarding the special interests of these executive officers and directors in the proposed transaction will be included in the proxy statement/prospectus referred to above. Additional information regarding the executive officers and directors of Diversa is also included in Diversa’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2006. This document is available free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at Diversa at the address described above.

Forward-Looking Statements

Statements in this press release that are not strictly historical are “forward-looking” and involve a high degree of risk and uncertainty. These include statements related to fluctuating revenues based on new product-related revenues and under existing and future grants and collaboration agreements, the potential benefits of the proposed merger with Celunol Corp. and its anticipated closing date and Diversa’s business strategy and near-term strategic focus, all of which are prospective. Such statements are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, risks involved with Diversa’s ability to close its merger with Celunol Corp., including the risk that the merger may not close for one of a number of reasons, risks involved with the Company’s new and uncertain technologies, risks associated with the Company’s dependence on patents and proprietary rights, risks associated with the Company’s protection and enforcement of its patents and proprietary rights, the Company’s dependence on existing collaborations and its ability to achieve milestones under existing and future collaboration agreements, the ability of the Company and its collaborators to commercialize products using the Company’s technologies, the development or availability of competitive products or technologies, and the future ability of the Company to enter into and/or maintain collaboration and joint venture agreements. Certain of these factors and others are more fully described in Diversa’s filings with the Securities and Exchange Commission, including, but not limited to, Diversa’s Annual Report on Form 10-K for the year ended December 31, 2006. These forward-looking statements speak only as of the date hereof. Diversa expressly disclaims any intent or obligation to update these forward-looking statements.

Note: Fuelzyme and Purifine are trademarks of Diversa Corporation.

Selected Financial Information

Condensed Consolidated Statements of Operations

(in thousands, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2006	2005	2006	2005
	(unaudited)	(unaudited)
Revenues:
Collaborative revenue	$7,864	$8,050	$30,014	$34,392
Grant revenue	1,613	2,739	3,317	10,079
Product-related revenue	5,301	3,727	15,867	9,832

Total revenues	14,778	14,516	49,198	54,303

Expenses:
Cost of product-related revenue	4,250	3,112	12,914	10,662
Research and development	12,357	16,820	50,033	72,751
Selling, general and administrative	4,172	3,200	14,800	12,990
Amortization of intangible assets	—	650	—	2,602
Restructuring charges	493	—	12,026	—
Asset impairment charges	—	45,745	—	45,745

Total operating expenses	21,272	69,527	89,773	144,750
Loss from operations	(6,494)	(55,011)	(40,575)	(90,447)
Interest and other income, net	371	323	1,304	729

Net loss	$(6,123)	$(54,688)	$(39,271)	$(89,718)

Basic and diluted net loss per share	$(0.13)	$(1.23)	$(0.85)	$(2.04)
Weighted average shares used in computing basic and diluted net loss per share	47,006	44,330	46,474	44,064

Condensed Consolidated Balance Sheets

(in thousands)

	December 31, 2006	December 31, 2005
Cash, cash equivalents and short-term investments	$51,912	$65,428
Accounts receivable	8,646	9,012
Other current assets	6,476	4,996
Property and equipment, net	12,418	18,245
Other assets	453	388

Total assets	$79,905	$98,069

Current liabilities	$21,199	$18,148
Deferred revenue	6,178	8,785
Long-term liabilities	9,612	6,332
Stockholders’ equity	42,916	64,804

Total liabilities and stockholders’ equity	$79,905	$98,069

Contact:

Wendy Kelley

Investor Relations

(858) 526-5437